UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 29, 2006 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from                      to
COMMISSION FILE NUMBER 1-14989
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

WESCO Distribution, Inc.
Retirement Savings Plan
Financial Statements
December 29, 2006 and 2005

WESCO Distribution, Inc.
Retirement Savings Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 29, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the fiscal year ended December 29, 2006	3

Notes to Financial Statements	4-9

Supplemental Schedule

Schedule H, line 4(i) — Schedule of Assets (Held at End of Year) as of December 29, 2006	10-14

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
WESCO Distribution, Inc. Retirement Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) at December 29, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 29, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Pittsburgh, Pennsylvania
June 27, 2007

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 29, 2006 and 2005

	2006	2005
Investments (Notes 1 and 6)	$324,411,180	$279,738,374
Receivables
Employee contributions	852,919	25,706
Employer matching contributions	312,967	9,904
Employer profit sharing discretionary contribution	11,876,545	9,127,876
Accrued interest	15,950	13,645

Net assets available for benefits	$337,469,561	$288,915,505

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Fiscal Year Ended December 29, 2006

2006
Additions
Employee contributions	$19,576,426
Employee rollovers	1,683,285
Employer contributions (including discretionary contribution)	17,280,173
Net appreciation from registered investment companies	7,441,966
Net appreciation from common/collective trust funds	9,208,295
Net appreciation from stock funds and self-directed accounts	4,953,559
Interest and dividend income	11,911,043

Total additions	72,054,747

Deductions
Distributions to withdrawing participants	23,500,691

Total deductions	23,500,691

Net increase	48,554,056

Net assets available for benefits
Beginning of year	288,915,505

End of year	$337,469,561

The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2006 and 2005
1.	Major Features of the Plan

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (date of inception). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans related to the transferred employees were transferred to the Plan.

The Plan covers the current employees of the Company and those former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.

As a result of the acquisition of Communications Supply Holdings, Inc. on November 3, 2006, approximately 800 participants were added to the Plan. These participants did not rollover their balances from that plan until plan year 2007.

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their compensation or $15,000. The $15,000 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant’s compensation. Subject to limitation, the Company will make matching contributions in an amount equal to 50% of a participant’s total monthly contributions up to a maximum of 6% of their compensation. Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit ($15,000 in 2006). A participant’s total catch-up contributions during 2006 and 2007 cannot exceed $5,000. The catch up contribution limits are determined by the IRS and then indexed for inflation after 2007. In addition, the Company may, at the Board of Directors’ discretion, make a discretionary contribution to the Plan provided certain predetermined profit levels are attained. The Company made discretionary contributions of $11,876,545 and $9,127,876 for the fiscal years ended December 29, 2006 and 2005, respectively.

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer contributions according to the following schedule:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%
In conjunction with a leveraged recapitalization of the Company all active employees as of June 5, 1998 became fully vested.

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to employment with the Company, or to reduce employer contributions in accordance with the plan

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2006 and 2005
document. Total forfeitures that reduced employer contributions in 2006 were approximately $1,644,000. As of December 29, 2006, a balance of approximately $66,000 was available to reduce employer contributions in 2007.

Sixteen options were available for investment of contributions to the Plan as of December 29, 2006. A brief description of the investment options is as follows:

Fund	Description

Alger Midcap Growth Institutional Fund	Fund seeks long term capital growth by investing primarily in equity securities of medium-capitalization companies.

AMCAP Fund	Fund that seeks long-term growth of capital by investing in growing, profitable companies.

American Balanced Fund	Investments balanced between income from bond investments and capital growth from equity investments.

Columbia Acorn Fund	Fund seeks long-term growth of capital by investing primarily in common stocks of small and medium sized companies with capitalization of less than $5 billion.

Columbia Core Bond Fund	Fund investing at least 65% of its assets in U.S. Government debt securities, investment grade bonds, and cash and cash equivalents.

MFS Value Fund	Value fund investing in high-quality companies with larger market capitalizations and low price-to-earnings ratios or high dividend yields.

Manningnapier Conservative Term Collective Investment Trust Fund	Fund invests in a conservative mix of stocks, bonds and cash securities focusing on fixed income securities with short to intermediate term maturities.

Manningnapier Extended Term Collective Investment Trust Fund	Fund invests in a growth-oriented mix of stocks, bonds and cash securities and long-term, fixed securities.

Manningnapier Maximum Term Collective Investment Trust Fund	Fund invests in an aggressive, growth-oriented mix of stocks, bonds and cash securities.

Manningnapier Moderate Term Collective Investment Trust Fund	Fund invests in a moderately conservative mix of stocks, bonds and cash securities that are intermediate to long-term fixed income securities and various stocks.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2006 and 2005

Fund	Description

RiverSource Trust Equity Index Fund I	Fund goal to achieve a rate of return as close as possible to the return of the S&P 500 Index by investing primarily in some or all of the securities of the S&P Index.

RiverSource Trust Midcap Growth Fund II	Fund goal to provide long-term growth of capital by investing in primarily high-quality, mid-sized U.S. stocks with significant growth potential.

RiverSource Trust Stable Capital Fund II	Fund goal to preserve principal and income by investing primarily in bonds backed by the U.S. Government.

Self-Directed Brokerage Account	Account that provides participants access to a wide range of common stocks and mutual funds beyond those available through the Plan.

Templeton Foreign Fund	Funds seeks long-term capital growth by investing primarily in equity securities of companies outside the U.S.

WESCO International Stock Fund	Fund that invests in the stock of WESCO International, Inc.
An account is maintained for each participant, which is credited with the participant’s contributions and an allocation of Company contributions and plan earnings. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s account.

2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies followed by the Plan:

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2006 and 2005
Investment Valuation and Income Recognition

Investments are carried at fair value in the accompanying financial statements. Investments in common/collective trust funds are valued by the trustee based on market values of all assets in the funds’ securities portfolio and the number of units in the funds owned by the Plan. Investments in the WESCO International Stock Fund, registered investment companies and common stocks are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a settlement date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains and the unrealized appreciation in common/collective trusts, registered investment companies, WESCO International stock and other common stocks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Other

Administrative expenses, excluding participant loan setup fees, distribution fees and hardship withdrawal fees, are paid by the Company and, therefore, are not expenses of the Plan.

Benefits are recorded when paid.

3.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 15, 2003, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan’s financial statements. The Plan has been amended since reviewing the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2006 and 2005
4.	Employee Loans

Participants are permitted to borrow against a portion of their vested account balance within the prescribed limitations and pursuant to nondiscriminatory rules established by the Administrative Committee. Each loan is to be repaid over a period not to exceed five years.

The interest rate applied to employee loans is established each month by the Administrative Committee at 1% above the PNC Bank prime interest rate. The interest rate on new loans ranged between 8.25% and 9.25% for the fiscal year ended December 29, 2006. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant’s individual account. Loans of approximately $2,899,000 were made from the Plan and loan principal repayments of approximately $2,439,000 were received by the Plan for the year ended December 29, 2006. Interest of approximately $347,000 was received by the Plan for the year ended December 29, 2006 related to employee loans.

5.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts, and all vested assets shall be distributed to such participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements
December 29, 2006 and 2005
6.	Investments

Investments representing 5% or more of the net assets available for benefits as of December 29, 2006 and 2005 were as follows:

	2006	2005
AMCAP Fund	$38,695,861	$36,550,606
American Balanced Fund	34,396,265	31,417,575
American Century Value Fund *	—	18,553,434
RiverSource Equity Index Fund I	34,095,546	31,012,651
RiverSource Midcap Growth Fund II *	22,844,600	—
RiverSource Stable Capital Fund II	75,828,416	63,796,144
Columbia Acorn Fund	34,580,419	30,581,112
Templeton Foreign Fund	20,529,960	15,397,100

*	These funds did not represent 5% or more of the net assets available for benefits as of the respective Plan year-end.
7.	Related Party Transactions

Certain investments of the Plan are mutual funds managed by Ameriprise. The trustee of the Plan is Ameriprise Trust Company. Participants of the Plan may also elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions. Purchases and sales within the WESCO Pooled Stock Fund for 2006 were $2,433,000 and $5,915,000, respectively, and purchases and sales for 2005 were $2,513,000 and $4,026,000, respectively.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2006	Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value

	Alger Institutional Funds	Alger Midcap Growth Institutional	—	$4,665,275
	AMCAP Fund	AMCAP Fund (Class R-4)	—	38,695,861
*	RiverSource Trust	Midcap Value Fund Class R4	—	22,844,600
*	RiverSource Trust	Stable Capital Fund II	—	75,828,416
*	RiverSource Trust	Equity Index Fund I	—	34,095,546
	American Funds	American Balanced Fund (Class A)	—	34,396,265
	Columbia Mutual Funds	Columbia Acorn Fund (Class A)	—	34,580,419
	Columbia Mutual Funds	Columbia Core Bond Fund (A)	—	8,043,715
	MFS Family of Funds	MFS Value Fund (Class A)	—	12,431,352
*	Participant Promissory Notes	5.0%-10.5% with maturity dates through 2011	—	5,317,701
	Manning & Napier Promix Funds	Manningnapier Promix Conserv Trust	—	1,182,420
	Manning & Napier Promix Funds	Manningnapier Promix Extended Trust	—	4,022,385
	Manning & Napier Promix Funds	Manningnapier Promix Maximum Trust	—	5,722,462
	Manning & Napier Promix Funds	Manningnapier Promix Moderate Trust	—	3,023,525
	Templeton Funds	Templeton Foreign Fund (A)	—	20,529,960
*	WESCO International, Inc.	WESCO International Pooled Stock Fund	—	13,986,271
	ABB Ltd Adr	Common Stock	—	12,586
	Alcatel-Lucent Ads	Common Stock	—	825
	Altria Group Inc.	Common Stock	—	4,291
	American Ammunition Inc.	Common Stock	—	2
	American Beacon Funds	Americanbeacon Lg Cap Val Fund	—	4,624
	American Century Investments	American Century Equity Income Fund	—	16,131
	American Century Investments	American Century Mid Cap Value Fund	—	7,191
	American Eagle Outfitters Inc.	Common Stock	—	8,895
	Anglo American Adr	Common Stock	—	8,690
	Apple Inc.	Common Stock	—	8,484
	Applied Materials	Common Stock	—	1,827
	Arcadia Resources, Inc.	Common Stock	—	36,668
	Artisan Funds	Artisan International Investor Shrs	—	6,130
	Artisan Funds	Artisan Mid Cap Value Fund	—	79,599
	Avanex Corporation	Common Stock	—	284
	Bank America Corp	Common Stock	—	9,076
	Barclays Plc-Spns Adr	Common Stock	—	19,186
	Bausch & Lomb	Common Stock	—	5,310
	Berkshire Hathaway Inc.	Common Stock	—	10,998
	Bhp Billiton Ltp-Spon Adr	Common Stock	—	3,975
	Biotime Inc.	Common Stock	—	27
	Boeing Co.	Common Stock	—	8,884
	BP PLC	Common Stock	—	4,630

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2006	Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value

	BP Prudhoe Bay Royalty Trust	Common Stock	—	3,079
	Brandywine Funds	Income Fund	—	30,091
	Budget Group Inc.	Common Stock	—	13
	Carrington Labs	Common Stock	—	4,493
	Caterpillar Inc.	Common Stock	—	32,934
	CBS Corp. Class B	Common Stock	—	215,298
	Celgene Corp.	Common Stock	—	15,821
	Central European Equity FD Inc.	Asset Fund	—	12,105
	Charys Holding Co.	Common Stock	—	19,350
	Chevron Corp.	Common Stock	—	7,353
	Citigroup Inc.	Common Stock	—	2,785
	Clinical Data Inc.	Common Stock	—	2,809
	Compass Minerals International	Common Stock	—	11,046
	Conocophillips	Common Stock	—	5,324
	Corning Inc.	Common Stock	—	1,871
	Costco Whsl Corp. New	Common Stock	—	5,657
	CTS Corp.	Common Stock	—	1,570
	Del Global Technologies Corp.	Common Stock	—	155
	Dodge & Cox Funds	Balanced Fund	—	27,072
	Dodge & Cox Funds	Stock Fund	—	17,293
	Dodge & Cox Funds	Income Fund	—	52,610
	Earthshell Corp.	Common Stock	—	33
	Eaton Corp.	Common Stock	—	15,028
	Encana Corp.	Common Stock	—	4,871
	ENI Spa-Sponsered ADR	Common Stock	—	5,719
	Excelsior Funds	Value & Restructuring Fund	—	13,335
	Exide Technologies	Common Stock	—	34,800
	Exxon Mobil Corp.	Common Stock	—	6,514
	Federal Mogul Corp.	Common Stock	—	3,639
	Focus Enhancements	Common Stock	—	156
	Ford Motor Company	Common Stock	—	1,878
	Gabelli Funds	Asset Fund	—	7,179
	Gamco Gold AAA	Gold Fund	—	22,955
	Gamco International Growth AAA	Foreign Large Growth Fund	—	8,523
	General Electric	Common Stock	—	13,396
	Genesis Microchip, Inc.	Common Stock	—	5,070
	Goldcorp Inc.	Common Stock	—	2,844
	Hawaiian Electric Ind. Inc.	Common Stock	—	10,154
	Headwaters Inc.	Common Stock	—	1,198

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2006	Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value

	Hewlett Packard	Common Stock	—	20,595
	HSBC Holdings PLC ADR	International Banks Industry	—	8,249
	I Shares	S&P Trust Fund	—	153,323
	I Shares	DJ Select Dividend Index Fund	—	12,731
	I Shares	DJ U.S. Consumer Cycl SEC Fund	—	3,371
	I Shares	Goldman Sachs Nat Res Ind Fund	—	45,009
	I Shares	MSCI Austria Index Fund	—	17,200
	I Shares	FTSE / XINHUA China 25 Ind. FD	—	16,718
	I Shares	S&P Gloal Finl Sector	—	11,319
	I Shares	S&P Global 100	—	5,930
	I Shares	S&P Global Utilities	—	15,130
	Icon Funds	Icon Healthcare Fund	—	49,175
	Integral Technologies Inc.	Common Stock	—	21,432
	Intel Corp.	Common Stock	—	42,525
	Interplay Entertainment	Common Stock	—	135
	Invio Biomedical Corp.	Common Stock	—	4,935
	Ivanhoe Energy, Inc.	Common Stock	—	135
	Janus Funds	High Yield Fund	—	12,354
	Janus Funds	Mid Cap Value Fund	—	43,449
	Janus Funds	Orion Fund	—	9,990
	Janus Funds	Special Equity Fund	—	4,881
	Janus Funds	Overseas Fund	—	78,199
	JDS Uniphase Corp.	Common Stock	—	4,065
	Johnson & Johnson	Common Stock	—	5,480
	J.P. Morgan Chase & Co.	Common Stock	—	9,660
	Kaire Holdings Inc.	Common Stock	—	6
	Keryx Biopharmaceuticals	Common Stock	—	2,660
	Kinetics Paradigm Fund	Common Stock	—	21,813
	Koko Petroleum Inc.	Common Stock	—	720
	Lasercard Corp.	Common Stock	—	266
	Lloyds TSB Group PLC-Level I	Common Stock	—	9,066
	Manhattan Pharmaceuticals	Common Stock	—	4,004
	Marsico 21st Century Fund	Large Growth Fund	—	4,710
	Matrix Advisors Value	Common Stock	—	46,741
	Merck & Co.	Common Stock	—	5,232
	Meridian Funds	Meridian Growth Fund	—	21,757
	Meridian Funds	Meridian Value Funds	—	8,332
	MGRS Fremont Micro Cap MGRS Fd	Common Stock	—	9,384
	Miramar Mining Corp.	Common Stock	—	16,724

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2006	Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value

	Mobile Reach Technology	Common Stock	—
	Nabors Industries Ltd.	Common Stock	—	1,489
	Nanoforce Inc.	Common Stock	—	13
	Nastech Pharmaceutical Co.	Common Stock	—	3,026
	National Rural Utility CFC	Common Stock	—	8,873
	Neomedia Technologies	Common Stock	—	530
	Newcastle Investment Corp.	Common Stock	—	5,888
	Nokia Corp.	Common Stock	—	6,096
	Nortel Networks Corp.	Common Stock	—	2,673
	Oakmark Funds	Oakmark Equity and Income Fund (I)	—	36,799
	Oakmark Funds	Oakmark Fund	—	13,994
	Oakmark Funds	Oakmark International Fund (Class I)	—	62,135
	Oakmark Funds	Oakmark Global Fund	—	51,024
	Occidental Petroleum	Common Stock	—	4,883
	Oracle Systems	Common Stock	—	5,142
	Paychex Inc.	Common Stock	—	5,931
	Pepsico Inc.	Common Stock	—	938
	Peru Copper Inc.	Common Stock	—	3,420
	Petrohawk Energy Corp.	Common Stock	—	3,048
	Photoworks, Inc.	Common Stock	—	14
	PIMCO Funds	PIMCO PEA Renaissance Fund	—	10,230
	PIMCO Funds	PIMCO Total Return Fund	—	8,290
	PNC Financial Services Group	Common Stock	—	2,073
	Profunds	Profund Ultrasmall Cap Profund I	—	48,373
	Profunds	Profunds Ultrabull Profund	—	46,978
	Profunds	Profunds Ultraotc Profund	—	23,940
	Purchase Pro.com	Common Stock	—	1
	Qualcomm Inc.	Common Stock	—	10,014
	Reliant Energy, Inc.	Common Stock	—	42,630
	Renovo Holdings, Inc.	Common Stock	—	3
	RiverSource Trust	Money Market Fund II	—	601,806
	Royce Total Return Fund	Common Stock	—	6,896
	RS Partners Growth Fund	Common Stock	—	32,012
	RVS Diversified Equity Income R4	Mutual Fund	—	8,402
	RVS Strategic Allocation Class R4	Mutual Fund	—	30,183
	Sasol LTD ADR	Common Stock	—	12,066
	Schering-Plough	Common Stock	—	4,728
	Shaw Group Inc.	Common Stock	—	3,350
	Silver Star Energy	Common Stock	—	118

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2006	Schedule H, line 4i

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost	Value

	Sirius Satellite Radio Inc.	Common Stock	—	4,829
	Six Flags Inc.	Common Stock	—	262
	Solomon Alliance Group	Common Stock	—	1
	Sound Shore Fund	Common Stock	—	6,888
	Spectrum Signal Processing	Common Stock	—	25
	SSGA International Stk Selection FD	Mutual Fund	—	30,285
	Statoil ASA ADR	Common Stock	—	7,106
	Sun Microsystems	Common Stock	—	542
	Sysco Corp.	Common Stock	—	8,639
	T. Rowe Price Funds	Capital Appreciation Fund	—	117,454
	T. Rowe Price Funds	Growth Stock Fund	—	91,625
	T. Rowe Price Funds	Media & Telecomm Fund	—	16,776
	T. Rowe Price Funds	Health Sciences Fund	—	21,181
	T. Rowe Price Funds	New Era Fund	—	125,798
	TCW Equities-N	Large Blend Fund	—	19,438
	Tellabs	Common Stock	—	2,975
	The India Fund Inc.	Mutual Fund	—	11,016
	The Muhlenkamp Fund	Mutual Fund	—	10,214
	The Reserve Funds	Primary Fund Class A	—	791,700
	Third Avenue	International Value Fund	—	12,990
	Third Avenue	Real Estate Value Fund	—	6,829
	Thompson Plumb and Associates	Growth Fund	—	5,737
	Time Warner Inc.	Common Stock	—	2,178
	Transocean Inc.	Common Stock	—	8,089
	TVIA Inc.	Common Stock	—	2,260
	UMB Scout	International Fund	—	67,378
	Unigene Labs Inc.	Common Stock	—	10,291
	USAir Group	Common Stock	—	1
	Valeant Pharmaceuticals Intl.	Common Stock	—	1,724
	Vanguard Funds	Wellesley Income Fund	—	22,008
	Vanguard Funds	Windsor II Fund	—	30,055
	Viacom Inc. Class B	Common Stock	—	283,312
	Vioquest Pharmaceuticals	Common Stock	—	26
	W&T Offshore Inc.	Common Stock	—	5,038
	Wasatch Heritage Growth Fund	Growth Fund	—	10,919
	Wells Fargo	Asia Pacific Investment Advisors	—	491,554
	Wells Fargo	Wells Fargo & Co. New	—	8,712
	White Mountains Insurance Group	Common Stock	—	6,374
	Wisdomtree Intl DVD TOP100	International Fund	—	30,243
	Wisdomtree Diefa H/Y EQ Fund	International Fund	—	29,640
	XM Satellite Radio	Common Stock	—	2,163
	Xsunx Inc.	Common Stock	—	988

				$324,411,180

*	Denotes party-in-interest, for which a statutory exemption exists.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule of Assets (Held at End of Year)

EIN 25-1723345, Plan Number 001 December 29, 2006	Schedule H, line 4i
EXHIBITS
     The following exhibit is filed or incorporated as part of this report:

Exhibit
Number	Description
23.01	Consent of PricewaterhouseCoopers LLP (filed herewith)
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc. Retirement Savings Plan
Date: June 27, 2007	/s/ Stephen A. Van Oss
Stephen A. Van Oss
Chairman, 401K Retirement Savings Plan Investment and Administrative Committees